Exhibit 99.1

Alcon Launches TobraDex® ST Suspension
New product targets inflammatory eye conditions such as blepharitis

HUENENBERG, Switzerland – September 22, 2010 – Alcon (NYSE: ACL), the world’s leading eye care company, announced the launch of its new combination anti-inflammatory/anti-infective product, TobraDex® ST suspension in the United States. TobraDex® ST (tobramycin/dexmethasone ophthalmic suspension) 0.3/0.05% is indicated for steroid-responsive inflammatory ocular conditions for which a corticosteroid is indicated and where bacterial infection or risk for infection exists.
TobraDex® ST suspension was formulated to enhance bioavailability to targeted tissues. This makes TobraDex® ST a good treatment choice for conditions such as acute blepharitis and other inflammatory conditions where an infection may also exist.
 “This product was specifically designed to increase retention time on the eye, allowing the drug to calm inflammation and fight bacteria effectively,” said Stuart Raetzman, vice president, Global Marketing and area president for the United States. “Clinical studies indicated that 10 minutes after dosing, concentrations of TobraDex® ST remained on the ocular surface at levels high enough to kill 99.9% of ocular bacteria.”
TobraDex® ST suspension is designed with stable suspension properties that prevent settling, thereby ensuring the desired amount of dexamethasone delivery.  In addition, TobraDex® ST is formulated with low viscosity in the bottle allowing for easier dispensing. These two factors contribute to making this an ideal treatment for eye conditions where both infection and inflammation exist, like acute blepharitis or bacterial conjunctivitis.
“This product’s superior staying power offers an advantage for patients to receive a treatment that provides fast and effective relief from uncomfortable symptoms of inflammatory ocular conditions, such as acute blepharitis,” said Stephen Lane, M.D., clinical professor at the University of Minnesota. “This represents an excellent clinical option when treating blepharitis that is quite common.”

About TobraDex® ST Suspension
TobraDex® ST suspension is a topical antibiotic and corticosteroid combination for steroid-responsive inflammatory ocular conditions where superficial bacterial ocular infection or a risk of infection exists. The most common side effects experienced with the use of TobraDex® ST include: eye pain, eyelid itching, eyelid swelling, eye redness and possible increases in pressure in the eye leading to glaucoma.

About Blepharitis
Blepharitis is a common disorder that occurs in two forms – anterior and posterior.  Blepharitis is an inflammatory condition of the eyelids and may be associated with a low-grade bacterial infection or a generalized skin condition. Common symptoms can include irritation, burning, tearing, foreign body sensation, crusty debris (in the lashes, in the corner of the eyes or on the lids), dryness and red eyelid margins.
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About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for more than 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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